UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands. Following the issuance of the Order, the New York Stock Exchange (the “NYSE”) halted trading in the Company's Ordinary Shares effective September 23, 2022, and such trading halt remains in effect as of the date hereof.

Since their appointment, the JPLs have furnished three reports on their work to the Court (on October 21, 2022, December 1, 2022 and March 1, 2023), copies of which are available on the Company’s website https://ir.globalcordbloodcorporation.com, as well as on the JPLs’ estate portal:  https://www.grantthornton.ca/en/service/advisory/creditor-updates/#Global-Cord-Blood-

NYSE Notice Regarding Failure to File Interim Financials

On April 3, 2023, the Company received a notice (the “Notice”) from the NYSE with respect to its failure to timely file on Form 6-K its semi-annual financials for the six-month period ended September 30, 2022 (the “Interim Financials”) as required by NYSE Listing Standard 203.03. As the JPLs’ investigations into the Company’s financial position is ongoing, the Company was unable to timely file the Interim Financials. The Company cannot at this time estimate the anticipated filing date of the Interim Financials.

In accordance with applicable NYSE rules, the Company has until September 30, 2023, to regain compliance with the NYSE listing standards by filing the Interim Financials on Form 6-K (and any subsequent delayed filings). In addition, upon the Company’s request, the NYSE may in its sole discretion extend that period for up to an additional six months until March 31, 2024, without commencing delisting procedures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Margot MacInnis
Name:	Margot MacInnis
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: April 10, 2023